UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1 December 2005
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Persons Discharging Managerial Responsibilities and
Connect Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the director / person discharging managerial responsibilities for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.
Name of director / person discharging managerial responsibilities	Dr D C Brink
Date of last notice	29 July 2002
Date issuer informed of transaction	30 November 2005
Date and place of transaction	29 November 2005 on Johannesburg Stock Exchange

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director and/or person discharging managerial responsibilities.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	Registered holder is Gardenview Nominees (Pty) Ltd as trustee of a trust of which Dr Brink is a potential beneficiary
No. of securities held prior to change	39, 377
Class	Ordinary fully paid shares of US$0.50 each in BHP Billiton Plc
Number acquired	10,623
Number disposed	-
Value/Consideration	ZAR 99.61 per share (average price)
No. of securities held after change	50,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase
Any additional information

Dr Brink also has an indirect interest in:

  27,670 shares in BHP Billion Plc held in the name of JR Nominees Pty Ltd as trustee of a trust of which Dr Brink is a potential beneficiary; and
  11,707 shares in BHP Billiton Plc held in the name of James Capel CI Nominees Limited as trustee of a trust of which Dr Brink is a potential beneficiary.

The total number of shares in which Dr Brink has a relevant interest is 50,000.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connect Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)
Any additional information	-

 Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 1 December 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary